TIGER JIUJIANG MINING, INC.

March 11, 2013

Division of Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street, Washington, D.C. 20549

Attention: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Dear Sirs:

Re:	Tiger Jiujiang Mining, Inc.
Form 10-KA for year ended February 29, 2012 and Form 10-QA for the quarter ended May 31, 2012
File Number 000-54567

We have received your letter of February 25, 2013, regarding the above noted 10-K and 10-Q filings. Our response letter is delayed until approximately March 15, 2013, while we await the receipt of maps of the property and location of the property with English explanations – maps were originally received with all notations in Chinese characters. We are anticipating receipt of such prior to the end of the current week.

Yours truly,
TIGER JIUJIANG MINING, INC.

/s/	“Chang Ya-Ping

Chang Ya-Ping
President

6F, No.81 Meishu East 6 Road, Kaohsiung, Taiwan 804
Phone: (360) 353-4013 Fax: (866) 850-5680 e-mail: tigerjiujiang@gmail.com